UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934

ThermoGenesis Holdings, Inc.

(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 88362L100
(CUSIP Number) Lijuan Yang c/o YLJ Yihai Ltd. Trinity Chambers, PO Box 4301 Road Town Tortola, British Virgin Islands, VG1110 Tel: 65-8788-6589
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 28, 2020 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1€, 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88362L100	13D	Page 2 of 4

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YLJ Yihai Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 621,637
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	9	SOLE DISPOSITIVE POWER 621,637
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 621,637
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98% Percentage of class owned by Reporting Person on each share acquisition date: April 28, 2020 – 621,637
14	TYPE OF REPORTING PERSON Entity

CUSIP No. 88362L100	13D	Page 3 of 4

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, $.001 par value per share (the “Common Stock”) of ThermoGenesis Holdings, Inc. (the “Issuer”).

The Issuer is a Delaware corporation and its principal executive office is located at 2711 Citrus Rd., Rancho Cordova, CA 95742.

Item 2. Identity and Background.

(a) The name of the person filing this statement is YLJ Yihai Ltd, hereinafter referred to as the “Reporting Person.”

(b) The address of the Reporting Person is Trinity Chambers, PO Box 4301 Road Town, Tortola, British Virgin Islands VG1110.

(c) The Reporting Person is a holding company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is incorporated in British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the shares was funds of the owner of YLJ Yihai Ltd.

Item 4. Purpose of Transaction.

The Reporting Person acquired and currently beneficially owns 621,637 shares of the Issuer’s Common Stock as of the date hereof. This ownership is the result of the Reporting Person’s election to receive shares of common stock pursuant to it’s participation interest in a Promissory Note held by Boyalife Asset Holding II, Inc. between the Issuer and Boyalife Asset Holding II, Inc.

Item 5. Interest in Securities of the Issuer.

(a),(b) As of the date hereof, the Reporting Person beneficially owns a total of 9.98% shares of the Issuer’s Common Stock.

(c) Except as described in Items 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

CUSIP No. 88362L100	13D	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 21, 2020

YLJ Yihai Ltd.

By:	/s/ Lijuan Yang
Name:	Lijuan Yang
Title:	President